21002795

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 02 2021
Washington DC

SEC FILE NUMBER
8-70393

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DV Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

216 W. Jackson Boulevard
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard J. Horgan, (312) 878-6785

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

30 South Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Richard J. Horgan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DV Securities, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
SAMANTHA FORD
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:10/23/23

Notary Public

Signature

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Member of DV Securities, LLC

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of DV Securities, LLC (the Company) as of December 31, 2020, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2020.

Chicago, Illinois
February 26, 2021

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DV Securities, LLC

Statement of Financial Condition
December 31, 2020

Assets	
Cash	$ 464,000
Receivable from clearing broker	49,508,000
Securities owned	179,946,000
Other assets	40,000
Total assets	$ 229,958,000
Liabilities and Member's Equity	
Liabilities:	
Payable to clearing broker	$ 23,298,000
Securities sold, not yet purchased	188,269,000
Accounts payable and accrued expenses	326,000
	211,893,000
Member's Equity	18,065,000
Total liabilities and member's equity	$ 229,958,000

See notes to financial statements.

Note 1. Nature of Operations and Significant Accounting Policies

Nature of operations: DV Securities, LLC, (the Company), is a wholly owned subsidiary of DV Group, LLC (DV Group) and was formed in 2016 to engage in trading in futures, options on futures, equities and equity options on U.S. exchanges. The Company was granted membership in Nasdaq PHLX LLC on February 7, 2020, completing its registration as a U.S. broker-dealer. The Company does not have any customers.

Accounting policies: The Company follows the accounting standards set by the Financial Accounting Standards Board (FASB). The FASB sets generally accepted accounting principles (GAAP) that the Company follows to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities and derivative financial instruments: Transactions in securities and derivative financial instruments are recorded on trade date. Securities owned by and sold, not yet purchased are carried at fair value.

Interest and dividends: Interest income and expense are recognized on the accrual basis. Dividend income and payments in lieu of dividends from securities sold, not yet purchased are recorded on the ex-dividend date.

Income taxes: The Company is a single member limited liability company and is treated as a disregarded entity for federal and state income tax purposes. The Company does not file any tax returns, but its taxable income is reported as part DV Group's tax returns for the period January 1, 2020 to December 31, 2020. DV Group is a limited liability company whose income or loss is includable in the tax returns of its members. FASB provides guidance or how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing DV Group's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Management has determined that there are no material uncertain income tax positions for the prior three years.

Tax returns filed by DV Group and the Company are generally subject to examination by federal and state taxing authorities for the past three years.

Offsetting of amounts related to certain contracts: When the requirements are met, the Company offsets certain fair value amounts recognized for cash collateral receivables and payables against fair value amounts recognized for derivative positions with the same counterparty. See Note 6 for additional details.

Receivable from and Payable to Clearing Brokers: Amounts receivable from and payable to clearing brokers represents the cash balances and related amounts including unsettled trades, dividends receivable and payable, interest and futures open trade equity owed by or to clearing brokers arising from securities and futures transactions.

Other Assets: Other assets of $40,000 primarily consistent of prepaid assets, to which the Company paid in advance for services that will be received in the future. Such assets will be reflected as expenses in the Statement of Operations when those services are received.

Credit Losses on Financial Assets: The Company evaluates financial assets that are measured at amortized cost for credit losses under the Current Expected Credit Losses ("CECL") model. Financial assets evaluated include cash and receivables from clearing brokers. Expected credit losses are measured based on historical experience, current conditions and forecasts that affect the collectability of the reported amount. Due to the short duration of the financial assets, there are no material estimates of credit losses related to these financial assets as of December 31, 2020.

Recent Accounting Pronouncement: In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326). This ASU amends several aspects of the measurement of credit losses on financial instruments, including replacing the existing incurred credit loss model and other models with the CECL. Under CECL, the allowance for losses for financial assets that are measured at amortized cost reflects management's estimate of credit losses over the remaining expected life of the financial assets. Expected credit losses for newly recognized financial assets, as well as changes to expected credit losses during the period, will be recognized in earnings, and adoption of the ASU will generally result in earlier recognition of credit losses. Expected credit losses for will be measured based on historical experience, current conditions and forecasts that affect the collectability of the reported amount, and credit losses will be generally recognized earlier than under previous U.S. GAAP.

The Company adopted this ASU on January 1, 2020, using the modified retrospective method of adoption. The ASU impacts only those financial instruments that are carried by the Company at amortized cost such as cash and receivables from clearing brokers. The adoption of this ASU did not have a material impact to the Company's financial statements, results of operations or cash flow.

Note 2. Receivable from and Payable to Clearing Brokers

Receivables from and payables to clearing brokers consist of the following as of December 31, 2020:

	Receivables	Payables
Receivable From/Payable to Brokers	$ 49,480,000	$ 23,298,000
Dividends receivable	80,000	-
Futures contracts - Open Trade Equity	(52,000)	-
Total	$ 49,508,000	$ 23,298,000

Note 3. Fair Value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability.

The Company's financial instruments are reported at fair value using quoted market prices. Exchange-traded futures and options on futures contracts are valued using exchange settlement prices. Financial instruments owned and financial instruments sold, not yet purchased that are actively trading and traded on a national securities exchange are valued using the last reported sales price on the day of valuation.

The following summarizes the Company's assets and liabilities measured at fair value at December 31, 2020, using the fair value hierarchy:

		Level 1
Receivable from / Payable to clearing brokers:		
Futures contracts- Open Trade Equity	$	(52,000)
		(52,000)
Securities owned:		
Options on futures contracts		6,702,000
Equities		89,560,000
Equity options		83,684,000
		179,946,000
Securities sold, not yet purchased:		
Options on futures contracts		(7,045,000)
Equities		(64,101,000)
Equity options		(117,123,000)
		(188,269,000)
	$	(8,375,000)

There were no Level 2 or 3 investments as of December 31, 2020.

The Company assesses the levels of the investments at each measurement day, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer. There were no transfers among Levels 1, 2, and 3 during the year.

Substantially all the Company's other assets and liabilities are considered financial instruments and are either already at fair value, or at carrying amounts that approximate fair value because of the short maturity of the instruments.

Note 4. Commitments and Contingencies

The Company is subject to various legal proceedings and claims that arise in the ordinary course of business. The Company defends against these claims and, in the opinion of management the results of these legal matters will not result in any material adverse effect on the Company's financial position.

Note 5. Derivative Instruments

As of December 31, 2020, the Company's derivatives activities are limited to the trading of exchange-traded futures, options on futures contracts, and equity options. These derivative contracts are recorded on the statement of financial condition at fair values. The Company does not utilize and does not consider any derivative instruments as or to be hedging instruments, as those terms are generally understood for accounting and disclosure purposes.

At December 31, 2020, the Company's derivative activities had the following impact on the statement of financial condition:

Type of Instrument	Statement of Financial Condition Location	Assets	Liabilities	Net
Futures contracts - Open Trade Equity	Receivable from clearing brokers	$ 37,000	$ (89,000)	$ (52,000)
Options on futures contracts	Securities owned and Securities sold, not yet purchased	6,702,000	(7,045,000)	(343,000)
Equity options	Securities owned and Securities sold, not yet purchased	83,684,000	(117,123,000)	(33,439,000)

For the period from January 1, 2020 to December 31, 2020, the volume of derivative contracts bought and sold was approximately 6.2 million.

Note 6. Offsetting

As of December 31, 2020, the Company holds derivative instruments and resale and repurchase agreements that are either eligible for offset in the statement of financial condition and/or are subject to master netting arrangements or similar agreements. Master netting arrangements allow the counterparty to net applicable collateral held on behalf of the Company against applicable liabilities or payment obligations of the Company to the counterparty. These arrangements also allow the counterparty to net any of its applicable liabilities or payment obligations they have to the Company against any collateral sent to the Company.

The following tables provide disclosure regarding the effect or potential effect of offsetting of recognized derivative instruments, presented in the statement of financial condition:

	Gross Amounts of Recognized Assets and Liabilities	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Recognized Assets and Liabilities Presented in the Statement of Financial Condition	Gross Amounts Not Offset in the Statement of Financial Condition		Net Amount
				Financial Instruments	Collateral Received / Pledged	
Assets						
Futures contracts- Open Trade Equity	$ 37,000	$ (37,000)	$ -	$ -	$ -	$ -
Liabilities						
Futures contracts- Open Trade Equity	$ (89,000)	$ 37,000	$ (52,000)	$ -	$ -	$ (52,000)

Note 7. Related Party Transactions

The Company relies on DV Group's exchange memberships with a fair value of $439,600 for member firm privileges on certain exchanges. There were no amounts due to or receivable from DV Group. Eligible employees of the Company may participate in the 401(k) plan of DV Group.

The Company has a service agreement with its commonly owned affiliate to which the affiliate provides various accounting, back office, compliance, risk management and technology support. In addition, this affiliate may also pay invoices and other similar obligations on behalf of the company to which the Company

reimburses the affiliate on a monthly basis. The Company owed $33,000 to the affiliate and is included in Accounts payable and accrued expenses.

Note 8. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

The Company trades and hold certain fair-valued derivative contract, which may constitute guarantees. Such contracts included written option contracts. Written options obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the holder exercises the option. Since the Company does not track the counterparties' purpose for entering into a derivative contract, it has disclosed derivative contracts that are likely to be used to protect against a change in an underlying financial instrument, regardless of their actual use.

Note 9. Financial Instruments with Off-Balance-Sheet Risk

The Company enters into transactions in a variety of cash and exchange-traded derivative financial instruments, including futures, options on futures contracts and equity options. Futures contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the option is exercised by the holder. These financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the statement of financial condition.

Market risk: Exchange-traded derivative financial instruments involve varying degrees of off-balance-sheet market risk whereby changes in the fair values of the underlying financial instruments may result in changes in the value of the financial instruments in excess of the amounts reflected in the statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the Company's proprietary inventories, and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify, or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company manages its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

The Company has also sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2020, at fair values of the related securities and would incur a loss if the fair value of the securities increases subsequent to December 31, 2020.

Credit risk and concentration of credit risk: Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts. Exchange-traded financial instruments, such as financial futures contracts and options, generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements or the margin requirements of the individual exchanges.

The Company enters into various transactions with broker-dealers and other financial institutions. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. It is the Company's policy to monitor the creditworthiness of each party with which it conducts business.

The Company maintains its cash in bank deposit accounts. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash deposits.

Note 10. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1 under the Securities Exchange Act of 1934). Under this rule, the Company is required to maintain "net capital" equal to the greater of $100,000 or 12.5% of "aggregate indebtedness" as a broker dealer that received its approval less within the past year, as defined. Equity withdrawals are subject to certain notifications and other provisions of Rule 15c3-1 or other regulatory bodies.

At December 31, 2020, the Company had net capital of $14,085,000 and net capital requirements of $100,000, respectively.

Note 11. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through February 26, 2021, the date these financial statements were available to be issued.

DV Group contributed $10.0 million in member equity to the Company on January 29, 2021. The Company was approved as a Netting Member by the Fixed Income Clearing Corporation on February 17, 2021.